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                                                                     Exhibit 4.2


                            MONRO MUFFLER BRAKE, INC.
                    NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

                       AMENDMENT, dated as of May 12, 1997


                   WHEREAS, Monro Muffler Brake, Inc., a New York corporation (the "Corporation"), established on August 1, 1994, the Monro Muffler Brake, Inc. Non-Employee Directors' Stock Option Plan (the "Directors' Plan"); and


                   WHEREAS, in order to maintain the benefits of the incentive inherent in increased ownership of the Corporation's common stock, par value $.01 per share ("Common Stock"), by members of the Corporation's Board of Directors who are not employees of the Corporation or its subsidiaries, the Board of Directors of the Corporation desires to increase the amount of shares of Common Stock authorized for awards under the Directors' Plan, pursuant to the exercise of stock options, from 60,637 (as restated to give effect to the 5% stock dividends paid August 1995 and August 1996) to 125,637;

                   NOW, THEREFORE, subject to ratification by the shareholders of the Corporation, the Directors' Plan is hereby amended as follows:

                   1. By deleting "55,000 shares" from Section 3 of the Directors' Plan and inserting in its place "125,637 shares".


                   2. Except as hereinabove amended, the Directors' Plan shall remain in full force and effect.



Dated approved by

         Board of Directors - May 12, 1997
         Shareholders - August 12, 1997